

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 14, 2008

Via U.S. Mail

Howard Malovany, Senior Vice President
Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

> **Re:** **Wm. Wrigley Jr. Company**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 30, 2008**
> **File No. 1-00800**

Dear Mr. Malovany:

We have completed our review of your Schedule 14A and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. C. Duru
C. Moncada-Terry